Resin Systems Announces Third Quarter 2008 Results

Calgary, Alberta, November 11, 2008:  Resin Systems Inc. (“RS”), (RS - TSX / RSSYF - OTCBB), ), a technology innovator that develops advanced composite material products for infrastructure markets today announced its financial and operating results for the quarter ended September 30, 2008. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

Third Quarter and Year-to-date 2008 Highlights

•

Revenue increased to $0.4 million in the third quarter of 2008 (2007 - $0.1 million) and year-to-date it increased by $3.6 million to $3.9 million (2007 - $0.3 million) due to an increase in RStandard™ utility pole sales;

•

net loss for the quarter was $12.0 million (2007 - $3.1 million) or a loss of $0.08 per share
(2007 - loss of $0.02 per share) and net loss year-to-date is $30.4 million (2007 - $17.5 million)
or a loss of $0.22 per share (2007 - loss of $0.15 per share), due mainly to expenses, provisions and the assumption of the loans guaranteed by RS all stemming from the bankruptcy of Global Composite Manufacturing Inc. (“GCM”) and the restarting of manufacturing operations in Tilbury, Ontario for the quarter and year-to-date; and

•

use of cash in operations before non-cash working capital was $5.8 million (2007 - $3.3 million) and year-to-date it was $18.1 million (2007 - $11.6 million) due mainly to the net loss resulting from production delays in the first and second quarters of 2008 and the bankruptcy of GCM.

Business Operations

During this quarter, RS resumed control of the manufacturing of its RStandard utility poles, as a result of the default of GCM of its contractual obligations to RS and its subsequent bankruptcy. When RS resumed control of the manufacturing operations through a wholly-owned subsidiary, it discovered technical deficiencies with the production cells and was in the process of correcting these deficiencies before the plant was shut down on October 31, 2008. Even with the technical deficiencies, RS was able to meet its customers’ orders.

As at September 30, 2008, RS had received in excess of $2.0 million worth of orders backlogged against the HD Supply Utilities Ltd. purchase order for utility poles that is in excess of $50 million USD. During the third quarter under difficult circumstances, the Company produced $0.6 million worth of poles and shipped $0.4 million worth of poles.

It had been anticipated that RS would be at a cash-flow positive rate by the end of 2008 and that cash resources would be sufficient to execute the Company’s plan until it became cash-flow positive. RS will not be at a cash-flow positive rate by the end of 2008 and the current cash resources are insufficient to bring the Company to a cash-flow positive position. This is mainly due to GCM’s failure to meet its obligations under its contract with RS, the discoveries made regarding technical deficiencies with the production cells once RS resumed pole production, the transition of direct manufacturing back to RS and the longer than anticipated sales cycle. Management still anticipates that financial metrics will improve as production increases and the Company’s products gain increased acceptance in the marketplace.

Update of Contract Manufacturing

On August 12, 2008, BDO Dunwoody, the interim receiver appointed over GCM’s business (“Interim Receiver”), reached an operating agreement with RS. The agreement allowed RS’s wholly-owned subsidiary to continue with the manufacturing operations in Tilbury, Ontario on a short-term basis so that RS could fulfill its contractual obligations to deliver RStandard poles to its customers.

Motor City Community Credit Union (“MCCCU”) had agreed to lend funds to GCM and RS provided a guarantee in respect of those funds collateralized by the utility pole manufacturing equipment. Once the Interim Receiver was in place, MCCCU made it clear it would move to enforce its security under the guarantee unless RS agreed to make certain payments to MCCCU. In an effort to protect its economic interest and substantial investment in the utility pole manufacturing facility, ensure production continued and protect employees’ jobs in Tilbury, Ontario, RS entered an agreement with MCCCU on August 28, 2008. MCCCU agreed it would not exercise its security rights over the equipment and would allow RS to continue to operate the manufacturing lines. In exchange, RS agreed to make the principal and interest payments for the term loans, to repay GCM’s line of credit of approximately $575,000 and make a further $500,000 payment towards GCM’s term loans. RS entered into this agreement without prejudice.

On October 30, 2008, RS filed a statement of claim against MCCCU seeking damages in the amount of $10,000,000 against MCCCU and an injunction preventing MCCCU from proceeding with the sale of the RS equipment used to manufacture RStandard modular utility poles. The basis of RS’s claim against MCCCU is the improper disbursement of funds to GCM.

On November 3, 2008 a temporary injunction was granted by the Ontario Superior Court until November 14, 2008 to allow the parties to review evidence. During this time the manufacturing operations at the Tilbury, Ontario plant will cease and MCCCU is not permitted to take any steps against the equipment of RS.

As of the date of this news release, there have been no further updates on these proceedings. RS will continue to update the market as material developments occur.

Teleconference and Webcast

RS will hold a teleconference and webcast to discuss third quarter results and to update the market on the current legal proceedings as material developments occur.

RS has filed its unaudited consolidated financial statements for the quarter ended September 30, 2008 and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The term "use of cash in operations" is not a recognized measure under Canadian generally accepted accounting principles. Management believes that in addition to net loss, "use of cash in operations" is a useful supplemental measure, providing an indication of RS's ability to fund future operations. Investors are cautioned that "use of cash in operations" should not be construed as an alternative to net loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company. The Company’s method of calculating "use of cash in operations" may differ from other issuers and may not be comparable to similar measures presented by other issuers.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The Company has entered the global market with its award winning utility poles and conveyor roller tubes as its initial products, and continues to identify a growing list of additional innovative products.

"RStandard" is a registered trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com